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24-10044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /@

MAR 25 2003

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PROCESSED
MAR 26 2003
THOMSON FINANCIAL

CANON FILMS CORP.
(Exact name of issuer as specified in its charter)

CALIFORNIA
(State or other jurisdiction of incorporation or organization)

This offering statement shall only be qualified upon order of the commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of regulation A

2951 28TH STREET, SUITE 2015, SANTA MONICA, CA 90405 (310) 452 - 2202
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

19700 FAIRCHILD ROAD, SUITE 150, IRVINE, CA 92612 (949) 724 - 0779
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7829	**EIN - 40 - 0002582**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on 03-10 2003.

(Issuer) CANON FILMS. CORP

By (Signature and Title) [signature] President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Art Kingsley Okyn [signature]

(Title) President

(Selling security holder) ______

(Date) 03-10-2003

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.